UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 8

                    Under the Securities Exchange Act of 1934

                         Unique Casual Restaurants, Inc.
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   909 15K 100
            --------------------------------------------------------
                                 (CUSIP Number)

                                  John Zoraian
                           c/o Atticus Capital L.L.C.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                                 (212) 829-8100
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 10, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 19 Pages

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP No. 909 15K 100                                       Page 2 of 19 Pages
---------------------                                     ---------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Timothy R. Barakett
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                |_|
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               1,908,506
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           1,908,506
------------------ ------- ----------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,908,506
-------- ----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- ----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.44%
-------- ----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*

         IN
-------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                      --------------------
CUSIP No. 909 15K 100                                       Page 3 of 19 Pages
---------------------                                      --------------------

-------- ----------------------------------------------------------------------
   1
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Atticus Qualified Partners, L.P.
-------- ----------------------------------------------------------------------
   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                      (b)  |_|
-------- ----------------------------------------------------------------------
   3
         SEC USE ONLY
-------- ----------------------------------------------------------------------
   4
         SOURCE OF FUNDS*

         WC
-------- ----------------------------------------------------------------------
   5
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             |_|
-------- ----------------------------------------------------------------------
   6
         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------ ------- ----------------------------------------------------
                     7
    NUMBER OF              SOLE VOTING POWER

     SHARES                -0-
                   ------- ----------------------------------------------------
                     8
  BENEFICIALLY             SHARED VOTING POWER

    OWNED BY               607,450
                   ------- ----------------------------------------------------
      EACH           9
                           SOLE DISPOSITIVE POWER
    REPORTING
                           -0-
                   ------- ----------------------------------------------------
     PERSON          10
                           SHARED DISPOSITIVE POWER
      WITH
                           607,450
------------------ ------- ----------------------------------------------------
  11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         607,450
-------- ----------------------------------------------------------------------
  12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   |_|
-------- ----------------------------------------------------------------------
  13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.22%
-------- ----------------------------------------------------------------------
  14
         TYPE OF REPORTING PERSON*

         PN
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 4 of 19 Pages
---------------------                                     ---------------------

         The purpose of this Amendment No. 8 is to report that Atticus Partners has entered into an agreement with the Issuer regarding the appointment of Messrs. Timothy R. Barakett and James S. Goodwin to the Issuer's board of directors and has withdrawn its solicitation of proxies with respect to the election of directors at the Issuer's 1998 annual meeting. The agreement is incorporated herein by reference and more fully described below under Item 4. Additionally, Atticus Qualified Partners, L.P. is now a reporting person and has been since December 22, 1998. All capitalized terms not defined herein have the definitions given them in this Schedule 13D as previously amended.

Item 1.  Security and Issuer.

         No change.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

Item 4.  Purpose of Transaction.

         Item 4 is amended and supplemented by adding the following paragraph at the end of the current response:

         "On March 10, 1999, the Issuer, Messrs. E.L. Cox, Joseph W. O'Donnell, Alan D. Schwartz and Ms. Erline Belton, each of whom is currently a member of the Issuer's board of directors (the "Board"), Atticus Partners and Messrs. Timothy R. Barakett and James S. Goodwin (the "Atticus Representatives") entered into an agreement (the "Settlement Agreement") pursuant to which the Issuer has agreed to amend its by-laws to increase the size of the Board to seven members and to appoint the Atticus Representatives to the Board as Class I Directors, whose terms shall expire in 2000. The Issuer has further agreed to amend its by-laws to provide that, in the event a definitive agreement for the sale, merger or other business combination involving the Issuer is not entered into by May 31, 1999, or any such definitive agreement is terminated by any party thereto, the number of directors on the Board shall be fixed at five members and two directors, other than the Atticus Representatives, will voluntarily resign. In addition, the size of the Board may not thereafter be increased to more than five members, except by a vote of the full Board, with four out of the five votes being required for approval. Atticus Partners has agreed to terminate its solicitation of proxies with respect to, and not to vote any proxies it has already received at, the 1998 annual meeting of stockholders of the Issuer (the "1998

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 5 of 19 Pages
---------------------                                     ---------------------

Meeting"). In addition, Mr. Barakett has agreed to vote all of the shares of the Issuer's common stock owned by him, or over which he has voting control, at the 1998 Meeting for the election to the Board of Ms. Erline Belton and Mr. Joseph
W. O'Donnell. A copy of the Settlement Agreement is attached as Exhibit A and is incorporated herein by reference."

Item 5.  Interest in Securities of the Issuer.

         No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         "As more fully described above in Item 4, Atticus Partners, Messrs. Timothy R. Barakett and James S. Goodwin, the Issuer and each current non-employee director of the Issuer have entered into the Settlement Agreement, which is attached as Exhibit A and incorporated herein by reference."

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:   The Settlement Agreement, dated as of March 10, 1999,
                      by and among the Issuer, E.L. Cox, Erline Belton, Joseph
                      W. O'Donnell, Alan D. Schwartz, Atticus Partners, L.P.,
                      Timothy R. Barakett and James S. Goodwin.

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 6 of 19 Pages
---------------------                                     ---------------------

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 11, 1999

                                        /s/ Timothy R. Barakett
                                        ----------------------------------
                                        Timothy R. Barakett

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 7 of 19 Pages
---------------------                                     ---------------------

                                                                      Exhibit A
                                                                      ---------

                       MARCH 10, 1999 SETTLEMENT AGREEMENT
                       -----------------------------------

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 8 of 19 Pages
---------------------                                     ---------------------

                         UNIQUE CASUAL RESTAURANTS, INC.
                               One Corporate Place
                                55 Ferncroft Road
                        Danvers, Massachusetts 01923-4001


                                 March 10, 1999

PRIVATE AND CONFIDENTIAL

Atticus Partners, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022

Ladies and Gentlemen:

         This letter agreement confirms our mutual understanding concerning certain matters related to (i) the solicitation of proxies by Atticus Partners, L.P. (the "Stockholder") in connection with the 1998 Annual Meeting of Stockholders (the "1998 Annual Meeting") of Unique Casual Restaurants, Inc., a Delaware corporation (the "Company"), (ii) the appointment of Timothy R. Barakett ("Barakett") and James S. Goodwin (together with Barakett, the "Atticus Designees") to the Company's Board of Directors and (iii) the election of Directors at the 1998 Annual Meeting.

         In consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1.       Representations and Warranties.

         (a) The Stockholder and each Atticus Designee hereby represents and warrants with respect to itself or himself that this letter agreement has been duly executed and delivered by the Stockholder or such Atticus Designee, as the case may be, and that this letter agreement is a valid and binding obligation of the Stockholder or such Atticus Designee, as the case may be, enforceable against the Stockholder or such Atticus Designee, as the case may be, in accordance with its terms.

         (b) The Company hereby represents and warrants that this letter agreement has been duly executed and delivered by the Company and that this letter agreement is a valid and binding obligation of the Company enforceable against the Company in accordance with its

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 9 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 2

terms.

         (c) Messrs. E.L. Cox, Alan D. Schwartz, and Joseph W. O'Donnell and Ms. Belton hereby represents and warrants with respect to himself or herself that this letter agreement has been duly executed and delivered by such Director and that their personal agreement set forth in Section 3(f) hereof is a valid and binding obligation of such Director enforceable against such Director in accordance with its terms. Donald C. Moore and Messrs. Cox, Schwartz and O'Donnell and Ms. Belton shall hereafter be referred to as the "Continuing Directors."

         (d) Barakett hereby represents and warrants that as of the record date with respect to the 1998 Annual Meeting currently called for March 17, 1999 (the "1998 Meeting") and as of the date hereof: (i) he was and is the beneficial owner (as determined in accordance with the Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "1934 Act")) of 1,908,506 shares of the Company's Common Stock; and (ii) except for such shares, neither Barakett nor any of his affiliates beneficially owns any voting securities, or any securities convertible into or exchangeable for any voting securities, or options, warrants, contractual rights or other rights of any kind to acquire or vote any voting securities or any securities convertible into or exchangeable for any voting securities of the Company.

         2.     1998 Meeting.     The Company agrees that it will hold the 1998
Annual Meeting prior to April 15, 1999.

         3.     Composition of Board of Directors.

         (a) The Company agrees that it will, concurrently herewith, duly adopt a resolution to increase the size of the Board of Directors to seven (7) members pursuant to Article II, Section 2 of the Company's By-Laws and to appoint as Class I Directors of the Company pursuant to Article II, Section 3 of the Company's By-Laws, the Atticus Designees. The Company further agrees that it will not, prior to the 1999 Annual Meeting, take any action to increase the size of the Board of Directors to more than seven (7) members.

         (b) The Company agrees that if at any time an Atticus Designee (including Messrs. Barakett and Goodwin or their successors) shall leave his position on the Board of Directors, whether through resignation or otherwise, other than a result of the failure of such Atticus Designee to be elected as a member of the Company's Board of Directors at a duly called and held meeting of the Company's stockholders, the Stockholder shall have the power to nominate the successor of such departing Atticus Designee to serve out the remainder of the term of such departing Atticus Designee. Upon such nomination, the Chairman of the Board shall call a meeting of the Board of Directors for the purpose of appointing such nominee and

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 10 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 3

the remaining Atticus Designee and the Continuing Directors agree to vote to appoint such nominee to the Board of Directors.

         (c) The Atticus Designees and the Stockholder agree that if at any time a Continuing Director (including Messrs. Cox, Schwartz, Moore or O'Donnell or Ms. Belton or their successors) shall leave his or her position on the Board of Directors, whether through resignation or otherwise, other than a result of the failure of such Continuing Director to be elected as a member of the Company's Board of Directors at a duly called and held meeting of the Company's stockholders, the Continuing Directors, acting by majority vote, shall have the power to nominate designate the successor of such departing Continuing Director to serve out the remainder of the term of such departing Continuing Director. Upon such nomination, the Chairman of the Board shall call a meeting of the Board of Directors for the purpose of appointing such nominee and the Atticus Designees and the Continuing Directors agree to vote to appoint such nominee to the Board of Directors.

         (d) Each of the Atticus Designees and the Stockholder hereby agrees (i) to cooperate with the Company in the preparation of its proxy statement relating to the 1998 Meeting in accordance with the 1934 Act and the rules and regulations under the 1934 Act and (ii) promptly to provide the Company with any and all information required or necessary pursuant to Schedule 14A of Rule 14a-101 promulgated under the 1934 Act.

         (e) The Company agrees that the Board of Directors shall establish a committee of the Board of Directors (the "Strategic Committee") pursuant to
Article II, Section 12 of the By-Laws of the Company to consist of two (2) directors, which initially shall be Timothy R. Barakett (the "Atticus Representative") and Alan D. Schwartz (the "Continuing Board Representative"). The Board of Directors shall delegate to the Strategic Committee the exclusive power and authority to (i) control and/or oversee the negotiation, preparation and performance of any agreement with respect to a sale, merger or other business combination involving the Company (a "Sale Transaction") and provide a recommendation to the full Board of Directors concerning any potential Sale Transaction, provided that the Company shall not in any event enter into a definitive agreement with respect to a Sale Transaction without the approval of the full Board of Directors and (ii) review and evaluate the Company's executive officers in light of the Company's strategic needs and objectives and take action in connection therewith, including entering into, amending or terminating employment agreements and related matters with respect to duties, responsibilities, terms of employment and the like. The size and composition of the Strategic Committee can only be changed by the full Board of Directors of the Company acting with the approval of a Required Majority of Directors. For purposes of this letter agreement, "Required Majority" shall mean: (x) four (4) Directors, if

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 11 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 4

the Board of Directors consists of five (5) members, and (y) six (6) Directors, if the Board of Directors consists of seven (7) members. The Strategic Committee shall conduct business strictly in accordance withe the following rules, which can only be amended by the full Board of Directors of the Company acting with the approval of a Required Majority of Directors:

         (A) Meetings. Meetings of the Strategic Committee may be called by either member of the committee orally or in writing and members may participate by means of conference telephone in accordance with Article II, Section 7 of the By-Laws of the Company.

         (B) Quorum. At any meeting of the Strategic Committee both members of the committee shall constitute a quorum and under no circumstances shall a quorum exist at any meeting, including an adjourned meeting, with or without notice, unless both members of the committee are present.

         (C) Action. At any meeting of the Strategic Committee at which a quorum is present, action may only be taken with the approval of both members of the committee. No action may be taken by the Strategic Committee without a meeting.

         (D) Deadlocked Committee. If the Strategic Committee is not able to hold a meeting due to the lack of a quorum or is not able to act at a meeting due to the lack of approval of the proposed action by one of the members of the committee, either member of the Strategic Committee may request that the Chairman call a meeting of the full Board of Directors to consider and/or act upon the matter to be considered and/or acted upon by the Strategic Committee, and the Chairman shall be obligated to call such a meeting as soon as reasonably practicable in accordance with Article II of the By-Laws of the Company to consider and/or act on such matter.

         (E) Removal; Vacancies. If at any time the Atticus Representative shall leave his position on the Strategic Committee, whether through resignation or otherwise, the remaining Atticus Designees shall have the power to nominate a replacement Atticus Representative selected among the Atticus Designees. Upon such nomination, the Chairman of the Board of Directors shall call a meeting of the Board of Directors for the purpose of appointing such successor Atticus Representative and the Continuing Directors and the Atticus Designees agree to vote to appoint such successor Atticus Representative. If at any time the Continuing Board Representative shall leave his position on the Strategic

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 12 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 5

                  Committee, whether through resignation or otherwise, a majority of the Continuing Directors shall have the power to nominate a replacement Continuing Board Representative selected from among the Continuing Directors. Upon such nomination, the Chairman of the Board of Directors shall call a meeting of the Board of Directors for the purpose of appointing such successor Continuing Board Representative and the Continuing Directors and the Atticus Designees agree to vote to appoint such successor Continuing Board Representative.

         (f) The Company agrees that, in the event that (i) on or before May 31, 1999 ("Target Date") the Company does not enter into a definitive agreement with respect to a Sale Transaction or (ii) any such definitive agreement is terminated by any party for any reason prior to consummation of the Sale Transaction (either event described in clause (i) or (ii) being referred to herein as a "Triggering Event"), as promptly as practicable after the date of the Triggering Event the Board of Directors will duly adopt a resolution to reduce the number of members of the Company's Board of Directors to five (5) and will not thereafter take any action to increase the size of the Company's Board of Directors to more than five (5) members unless such increase is approved by the full Board of Directors of the Company acting with the approval of a Required Majority of Directors. The Target Date may be extended one or more times without limitation by the Strategic Committee. If after the occurrence of a Triggering Event the Board of Directors is reduced to five (5) members, two
(2) of the Continuing Directors (or such lesser number as may be necessary to reduce the size of the Board of Directors to five (5) members) selected by a majority of the Continuing Directors (or failing such selection, selected by Mr. Cox as Chairman) shall voluntarily resign, effective as of the date of the Triggering Event, as members of the Board of Directors. Each of Messrs. Cox, Schwartz and O'Donnell and Ms. Belton hereby agree that, if requested to resign in accordance with the foregoing sentence, they shall immediately tender their resignation to the Company.

         (g) With respect to Sections 2(a) and 2(f) hereof, the Company agrees that it will, immediately upon the appointment of the Atticus Designees to the Board of Directors, amend: (i) Article II, Section 2 of its Amended and Restated By-laws (the "By-laws") to provide that the size of the Board of Directors shall not exceed seven (7) members and that, upon the taking of any action pursuant to
Section 2(f) hereof to reduce the size of the Board of Directors to five (5) members, the size of the Board of Directors shall not exceed five (5) members; and (ii) Article VI, Section 7(a) of the By-laws to provide that Article II,
Section 2 of the Bylaws may not be amended except by the full Board of Directors acting with the approval of a Required Majority of Directors.

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 13 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 6

         4. Stockholder Nominations. The Stockholder hereby withdraws any and all nominations of candidates for election as Directors of the Company at the 1998 Meeting previously submitted to the Company. Barakett and his affiliates agree not to submit or cause the submission of any proposals or nominations of candidates for election as Directors of the Company at the 1998 Meeting, and no nominees thereof shall be placed on the ballot or otherwise considered at the 1998 Meeting. Effective immediately, the Stockholder shall terminate any "solicitation" (as such term is defined in the proxy rules of the Securities and Exchange Commission) of proxies with respect to the 1998 Meeting. With respect to all proxies solicited to date by or on behalf of the Stockholder, the Stockholder agrees not to vote, deliver or otherwise use, or attempt to vote, deliver or use, such proxies. Mr. Barakett and his affiliates hereby agree not to solicit any proxies from the date hereof with respect to the 1998 Meeting, except on behalf of the Company.

         5. Agreement Not to Sue. Each of the Atticus Representatives and the Stockholder hereby agree to waive his, her or its right to challenge the change in the number and the identity of directors to be nominated at the 1998 Meeting as set forth herein. Each of the Atticus Representatives and the Stockholder further hereby agrees to forbear from commencing any and all civil litigation against the Company relating to the change described in the preceding sentence. Notwithstanding the foregoing, the terms of this Section shall not limit the right of the parties hereto to enforce their respective rights under this letter agreement.

         6. Voting. Barakett hereby agrees that he will (i) vote or cause to be voted all shares of the Company's Common Stock beneficially owned by him or over which he exercises voting control for the election of the nominees designated by the Board of Directors with respect to the 1998 Annual Meeting (Ms. Belton and Mr. O'Donnell); and (ii) if requested by the Company, take all reasonable actions to ensure that he carries out his obligations under this Section 6 including, without limitation, delivering signed proxies for all shares of Common Stock owned beneficially by Barakett to the Company's designees to be voted by such designees in accordance with the terms of clause (i) of this
Section 6 at the 1998 Meeting and/or execute such other documents as the Company may reasonably request in order to confirm that he has complied with his obligations under this Section 6.

         7. Expenses. Simultaneously with the execution and delivery of this letter agreement, the Company is delivering to the Stockholder a check in the amount of $150,000 made payable to Atticus Capital, LLC for the benefit of the Stockholder and its affiliates as a group as reimbursement for a portion of the out-of-pocket fees and expenses incurred by the Stockholder and its affiliates to date in connection with their solicitation of the Company's stockholders. The Stockholder agrees that the payment referred to above shall constitute

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 14 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 7

payment in full by the Company with respect to any fees or expenses incurred or to be incurred by or on behalf of the Stockholder and the Atticus Designees in connection with the matters referred to in this letter agreement, including without limitation any Sale Transaction and the operation of the Strategic Committee.

         8. Public Announcement; Publicity.

         (a) The Company and the Atticus Designees shall consult with each other before issuing any press release or otherwise making any public statements or making any filing with the Securities and Exchange Commission, including, without limitation, a Current Report on Form 8-K or a Schedule 13D, with respect to this letter agreement and the matters contemplated herein and shall not issue any such press release or make any such public statement or filing with the Securities and Exchange Commission with respect to this letter agreement and the matters contemplated herein without the prior consent of (i) a majority of the Continuing Directors and (ii) the Atticus Designees, which consents in each case shall not be unreasonably withheld; provided, however, that either the Company or the Stockholder or any of their respective affiliates may, without the prior consent of the other persons, as the case may be, issue such press release or make such public statement or filing with the Securities Exchange Commission with respect to this letter agreement and the matters contemplated herein as may be required by law or the applicable rules of Nasdaq if it has used its best efforts to consult with such other person and to obtain such other person's consent but has been unable to do so in a timely manner. In this regard, the Company shall after consultation with and the consent of the Stockholder, make a public announcement of the matters contemplated by this letter agreement no later than (i) the close of trading on the Nasdaq Stock Market on the day this letter agreement is signed, if such signing occurs during the business day or
(ii) the opening of trading on the Nasdaq Stock Market on the business day following the date on which this Agreement is signed, if such signing does not occur during the business day.

         (b) None of Barakett, the Stockholder, or his or its affiliates (collectively, "Atticus"), on the one hand, or the Company or any of its directors, officers, employees and affiliates (collectively, "Unique"), on the other hand, shall, directly or indirectly make or issue or cause to have made or issued any disclosure, announcement or statement concerning Unique or Atticus, respectively, which portrays Unique or Atticus, respectively, in an unfavorable light and (a) which is made or issued or caused to be made or issued to the general public or to stockholders of the Company or (b) which is made or issued or caused to be made or issued under circumstances reasonably likely to result in the dissemination thereof to the general public or to stockholders of the Company. The provisions of this paragraph (b) shall not apply to statements made in connection with a solicitation of the Company's stockholders with

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 15 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 8

respect to the Company's 1999 Annual Meeting of Stockholders, provided that such statements are made after October 1, 1999.

         9. Remedies. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by any of the parties hereto or any of their respective affiliates or representatives, and that in addition to all other remedies available at law or equity, all of the parties hereto shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach by any of the other parties hereto or their respective affiliates or representatives, and each of the parties hereto further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy.

         10. Waivers; Amendment. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder. No provision of this letter agreement can be amended without the specific written consent of the Company acting with the approval of a majority of the Continuing Directors and the Stockholder.

         11. Notices. For purposes of this letter agreement, notices and all other communications to any party hereunder shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, to the respective addresses of the Company and each of the Atticus Stockholders set forth on page one of this letter agreement, or to such other address as any party shall designate by giving written notice of such change to the other parties hereto.

         12. Governing Law. This letter agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable principles of conflicts of law. Each of the parties hereto irrevocably and unconditionally consents to the sole and exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware for any action, suit or proceeding arising out of or relating to this letter agreement or the terms thereof, and agrees not to commence any action, suit or proceeding related thereto except in such courts. Each of the parties hereto further hereby irrevocably and unconditionally waives any objection to the laying of venue of any lawsuit, claim or other proceeding arising out of or relating to this letter agreement in the courts of the State of Delaware or the United States District Court for the District of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such lawsuit, claim or other proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto further agrees that service

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 16 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 9

of any process, summons, notice or document by U.S. registered mail to its address set forth above (with a copy to the persons at the addresses listed below) shall be effective service of process for any action, suit or proceeding brought against it in any such court.

The Company:                                Unique Casual Restaurants, Inc.
                                            One Corporate Place
                                            55 Ferncroft Road
                                            Danvers, MA 01923-4001
                                            Attn: General Counsel

with a copy to:                             Goodwin, Procter & Hoar  LLP
                                            Exchange Place
                                            Boston, Massachusetts 02109
                                            Attn: Ettore A. Santucci, P.C.

The Stockholder                             Atticus Capital LLC
or the Atticus                              590 Madison Avenue, 32nd Floor
Representatives:                            New York, New York 10022
                                            Attn: Timothy R. Barakett

with a copy to:                             Chadbourne & Parke LLP
                                            30 Rockefeller Plaza
                                            New York, New York 10112
                                            Attn: Dennis Friedman, Esq.

         13. Enforceability. This letter agreement shall inure to the benefit of and be enforceable by each of the parties hereto and their respective successors.

         14. Severability. In case provisions of this letter agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions of the letter agreement shall not in any way be affected or impaired thereby.

         15. Counterparts; Facsimile Signature. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement. This letter agreement may be executed by facsimile signature, which shall be deemed an original.

         16. Headings. The descriptive headings herein are inserted for convenience only

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 17 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 10

and are not intended to be part of or to affect the meaning or interpretation of this letter agreement.

         17. Entire Agreement. This letter agreement and the schedules hereto contain the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 18 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 11

         Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement among all of the parties hereto upon receipt of the signatures of all of the parties hereto.

                                        Very truly yours,

                                        UNIQUE CASUAL RESTAURANTS,
                                        INC.



                                        By:  /s/ E.L. Cox
                                          ---------------------------------
                                        Name:    E.L. Cox
                                        Title:   Chairman



                                         ATTICUS PARTNERS, L.P.

                                         By:    Atticus Holdings, LLC
                                                its general partner


                                         By:  /s/ Timothy R. Barakett
                                           --------------------------------
                                             Timothy R. Barakett
                                             Managing Member


                                              /s/ Timothy R. Barakett
                                           --------------------------------
                                              Timothy R. Barakett


                                              /s/ James S. Goodwin
                                           --------------------------------
                                              James S. Goodwin

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP NO. 909 15K 100                                       Page 19 of 19 Pages
---------------------                                     ---------------------

Atticus Partners, L.P.
March 10, 1999
Page 12

Only for Purposes of Sections 1(c) and 3(f) Hereof:


                                              /s/ E.L. Cox
                                           --------------------------------
                                              E.L. Cox


                                              /s/ Erline Belton
                                           --------------------------------
                                              Erline Belton


                                              /s/ Joseph W. O'Donnell
                                           --------------------------------
                                              Joseph W. O'Donnell


                                              /s/ Alan D. Schwartz
                                           --------------------------------
                                              Alan D. Schwartz